FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Mexican Economic Development, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte. Colonia Bella Vista Monterrey, Nuevo León 64410 México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) (Check One) Form 20-F X Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) (Check One) Yes No X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) (Check One) Yes No X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Table of Contents

Press Release (May 23, 2004): FEMSA and Interbrew agree to unwind relationship Webcast (May 24, 2004): FEMSA and Interbrew agree to unwind relationship

FEMSA and Interbrew agree to unwind relationship FEMSA will own 100% of its beer operations
Monterrey, Mexico - May 23, 2004 - Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSA UBD, FEMSA UB), the Leader in Latin Beverages, announced today that it has signed agreements to unwind its existing business relationship with Interbrew. There are several components to the transaction:

Investors Contact:

Juan F. Fonseca
(52) 818-328-6245
juan.fonseca@femsa.com.mx

Alan Alanis
(52) 818-328-6211
alan.alanis@femsa.com.mx

Media Contact:

Jaime Toussaint Elosúa
(52) 818-328-6202
jtouelo@femsa.com.mx

Carolina Alvear Sevilla
(52) 818-328-6046
calvsev@femsa.com.mx

FEMSA will acquire the 30% shareholding stake of FEMSA Cerveza currently owned by Interbrew for US$1.245 billion in cash.

The rights to FEMSA Cerveza's beer brands in the United States will be assigned back to Wisdom Import Sales Co. LLC, a wholly owned subsidiary of FEMSA Cerveza, in redemption for its 30% interest in Labatt USA.

Pursuant to a transitional commercial agreement, Labatt USA will act as importer of the FEMSA Cerveza brands in the United States for a period of 120 days after the closing of the transaction.

FEMSA Cerveza is ready to take control of the import, marketing and distribution of its brands in the United States while also exploring alternative strategies for the U.S. market.

Closing of the transaction is subject to customary conditions, as well as to the closing of the transaction between Interbrew and AmBev, and to the availability of financing to consummate our transaction if it has not occurred by August 31, 2004.

José Antonio Fernández, Chairman and CEO of FEMSA, commented, "This transaction is happening at a great moment. This is an excellent time to increase our ownership in FEMSA Cerveza, as we begin to see positive signs that its transformation is bearing fruit. From the perspective of our shareholders, raising our interest in FEMSA Cerveza from 70% to 100% represents a significant increase in their participation in one of the world's most profitable beer markets, at the right time, and the right price."

"This transaction will also enable us to redefine the approach to our export strategy and increase the growth of our brands in the United States, which is FEMSA Cerveza's second major market."

"Today we are taking a key step in our ongoing effort to strengthen the long-term growth prospects for FEMSA, consolidating beer as a core element of our overall beverage platform", concluded Mr. Fernández.

FEMSA will pay Interbrew an amount of US$1.245 billion in cash. Formal commitments are in place from top-tier financial institutions for a total of US$950 million, of which US$700 million may be drawn in Mexican Pesos and the remaining US$250 million are to be drawn in dollars. Permanent funding is expected to be as follows:

US$295 million of cash on hand.
US$150 million equivalent in a Peso-denominated unsecured term loan to FEMSA with maturity of 4 years.
US$300 million equivalent in Peso-denominated Long Term Notes issued by FEMSA and backed by FEMSA Cerveza, with maturities of 5 and 6 years, expected to receive local currency Investment Grade credit ratings.
US$500 million through a primary issue of FEMSA shares on the Mexican and New York Stock Exchanges.

This primary issue of FEMSA shares is expected to raise between US$500 and US$650 million. Any amount exceeding US$500 million will be used to prepay the 4-year term loan to FEMSA. The participants of FEMSA's Voting Trust have indicated their willingness to subscribe up to US$260 million of newly issued FEMSA shares.

Closing of our transaction is expected to take place during the third quarter of 2004.

##

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. There shall be no sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of such jurisdiction.

FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises the largest Coca-Cola bottler in the region, Coca-Cola FEMSA; the second largest brewer in Mexico and important beer exporter to the United States, FEMSA Cerveza; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 2,800 stores.

WEBCAST AND TELECONFERENCE INFORMATION:

FEMSA will host a live webcast and teleconference followed by a question and answer session on May 24, 2004 at 12:00 P.M. Eastern Time (11:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 1-800-915-4836 and International: 973-317-5319. The live webcast and slideshow can be accessed at http:ir.femsa.com

A replay of the webcast and teleconference, will be available immediately after the live event and until May 31, 2004 on our company website or by dialing: Domestic U.S.: 1-800-428-6051 and International: 973-709-2089, Passcode: 357606.

FEMSA

FEMSA CERVEZA

FEMSA and Interbrew agree to unwind relationship

FEMSA will own 100% of its beer operations

FMX LISTED NYSE

FEMSAUBD

May 24, 2004

Cautionary Statements

Forward-Looking Statements

This presentation contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements relate to Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") and its businesses, the proposed acquisition of Interbrew's 30% stake in FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza") and related transactions, and are based on FEMSA management's current expectations regarding FEMSA and its businesses. Recipients are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside FEMSA's control, that could cause actual results of FEMSA and its businesses to differ materially from such statements. FEMSA is under no obligation, and expressly disclaims any intention or obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Notice to Recipients

This presentation is based on information provided by FEMSA and affiliated entities, comprising FEMSA Cerveza, Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA" or "KOF"), FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio") and FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), and together with FEMSA, FEMSA Cerveza, KOF, FEMSA Comercio, FEMSA Empaques and their subsidiaries and affiliates, the "Company". Neither the Company nor any of its Representatives or financial advisors makes any representations or warranties with respect to the accuracy or correctness of any of the information contained in this presentation, including but not limited to any financial information, market information or projections, or with respect to any of the discussions or transactions described herein, including but not limited to the likelihood that any transaction will be consummated or the terms of any such transaction.

2

Contents

I Transaction Overview

II Financing Structure

III Conclusion

3

Transaction Overview

- FEMSA has agreed to repurchase Interbrew's 30% ownership interest in FEMSA Cerveza for US$ 1.245 billion in cash.
- The transaction also involves unwinding FEMSA's relationship with Labatt in the United States, as well as the following components:
  - The rights to FEMSA Cerveza's brands in the U.S. will be assigned back to Wisdom Import Sales LLC, a wholly owned subsidiary of FEMSA Cerveza, in redemption for its 30% interest in Labatt USA.
  - Pursuant to a transitional commercial agreement, Labatt USA will act as importer of the FEMSA Cerveza brands for a period of 120 days after the closing of the transaction.
- FEMSA Cerveza is ready to take control of the import and distribution of its brands in the United States while also exploring alternative strategies for the U.S. market.
- Closing of this transaction is subject to customary conditions as well as the closing of the Interbrew-AmBev transaction and, if our closing has not occurred by August 31, 2004, to the availability of financing to consummate our transaction. We expect to close during the third quarter of 2004.

4

Transaction Overview (Cont'd)

- This transaction is the result of mutual agreement between FEMSA and Interbrew.
- From the perspective of FEMSA's shareholders, this transaction represents a significant increase in their participation in one of the world's most attractive beer markets, under the right economic terms.
- FEMSA will be free to determine the best course of action and pursue the appropriate strategies to accelerate the growth of its beer brands in the United States.
- FEMSA will simplify its corporate structure.
- The transaction is consistent with FEMSA's beverage strategy and aims to create long-term value for FEMSA shareholders.

5

Ownership Structure

Current
FEMSA
Interbrew
70%
30%
FEMSA Cerveza
45.7%(1)
100%
100%
70%
30%
Coca-Cola FEMSA
FEMSA Comercio
FEMSA Empaques
Labatt USA
(U.S. exclusive distributor)
Post Transaction
FEMSA
45.7%(1)
100%
100%
100%
Coca-Cola FEMSA
FEMSA Comercio
FEMSA Empaques
FEMSA Cerveza

(1) FEMSA's voting interest in Coca-Cola FEMSA is 53.6%.

6

Contents

I Transaction Overview

II Financing Structure

III Conclusion

7

Financing Snapshot

- **FEMSA plans to finance the transaction as follows (US$ MM):**

FEMSA Cerveza Cash	$200	**24% Cash**
FEMSA Cash	95	
FEMSA Long Term Peso Notes (backed by FEMSA Cerveza)	300	**36% Debt**
FEMSA Peso Term Loan	150	
FEMSA Bridge to Equity $250 in Pesos, $250 in US$	500	**40% Equity**
Total Consideration	$1,245	

8

FEMSA Debt Financing Summary

- **The weighted average effective rate for new long term debt (all in Pesos) is expected to be approximately 7.5%.**

Type	Amount (US$MM)	Maturity	Commited Lender	Repayment Source
Bridge Loan to Peso Certificados	300	• 1 year	BBVA Bancomer, Citigroup	Peso Certificados Bursátiles
Peso Certificados Bursátiles		• 5 years • 6 years		FEMSA Cerveza cash generation
Bridge Loan to Equity	250 in Pesos 250 in US$	• 1 year	Citigroup, Morgan Stanley	Equity placement
Peso Term Loan	150	• 4 years	BBVA Bancomer, Citigroup	FEMSA subsidiaries' dividends

9

Financing Structure

- **The structure prudently utilizes FEMSA Cerveza's significant debt capacity, retaining financial flexibility, and maintaining an Investment Grade credit rating in local currency.**
  - Net Debt / EBITDA ratios below 1.5x.
- **Long Term Peso Notes (Certificados Bursátiles) provide attractive long term funding at compelling rates, while eliminating foreign exchange risk.**
- **Banks recognize the strong cash generation of FEMSA's operating subsidiaries and their stable flows to FEMSA.**
  - Prepayable, unsecured four-year Peso term loan at the FEMSA level provides considerable financial flexibility.
- **The use of an equity component as part of the financing structure is consistent with prudent Balance Sheet management.**

10

Conservative Credit Ratios

FEMSA	3/31/04 Actual	At Closing[1]	After Repayment of Bridge Loan to Equity
Net Debt / LTM EBITDA[2] March '04	1.65x	2.41x	2.10x
Debt / Total Capitalization	44.0%	50.2%	44.3%
LTM EBITDA[2] / Net Interest	7.7x	6.1x	6.5x

FEMSA Cerveza	3/31/04 Actual	At Closing[1]
Net Debt / LTM EBITDA[2] March '04	0.46x	1.31x
Debt / Total Capitalization	25.0%	34.4%
LTM EBITDA[2] / Net Interest	13.6x	8.4x

(1) Includes US$300MM of Peso Notes, US$150MM of peso term loan, US$500MM of bridge financing and adjusts for US$295MM cash use (US$200MM at Cerveza level and US$95MM at FEMSA level).
(2) See appendix.

11

Conservative Long Term Debt Mix

Rate | **Currency**

FEMSA Consolidated
(After repayment of Bridge Loan to Equity)

Fixed Rates
69%
Floating Rates
31%

US$ Denominated
36%
Peso Denominated
64%

FEMSA Cerveza

Fixed Rates
69%
Floating Rates
31%

US$ Denominated
22%
Peso Denominated
78%

Note: After giving effect to US$300MM Peso Notes (assuming 50% of them at fixed rate) and US$150MM peso term loan (at fixed rate).

12

FEMSA Equity Take-Out

- **The US$500 million Bridge Facility is expected to be repaid with proceeds from a primary equity offering by FEMSA.**
  - UB units and UBD units in proportion to existing capital structure.
- **Our objective is to raise US$500 million; if market demand warrants increasing the size of the placement, the maximum amount to be raised will be US$650 million.**
- **Proceeds in excess of US$500 million are expected to be used to prepay the FEMSA term loan.**
- **The participants of FEMSA's Voting Trust have indicated their willingness to subscribe up to US$260 million of newly issued FEMSA shares.**

13

FEMSA's liquidity has steadily increased

Price
Volume(1)
8.1
10.5
8.2
9.0
12.3
9.5
10.6
15.7
17.2
22.1
16.1
12.9
23.0
20.1
28.0
17.2
25.1
$50
$40
$30
$20
$10
$0
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04(2)
Daily Average Traded Volume (US$ MM)
Average ADR Price (US$)

Source: Factset.

(1) Includes local shares plus ADRs.

(2) Data from May 1 through May 14.

14

Contents

I Transaction Overview

II Financing Structure

III Conclusion

15

Conclusion

- **FEMSA's shareholders are acquiring a significant percentage of one of the world's most attractive beer markets, at the right price.**
- **The financial strength of FEMSA and FEMSA Cerveza allow us to pursue this opportunity while maintaining a conservative Balance Sheet.**
- **FEMSA Cerveza is in the implementation stages of a fundamental transformation that will enable it to compete more effectively than ever before in the all-important Mexican market.**
- **We are confident that our operational and financial results will increasingly reflect this improved performance.**
- **The transaction announced today represents a significant step in FEMSA's long term growth strategy as one of the world's leading beverage companies.**

16

Appendix

- **EBITDA Reconciliation**

	Million Pesos					Million US$
	Income from Operations	Depreciation	Other Non-Cash Items	EBITDA	Pesos per US$	EBITDA
FEMSA						
Full Year 2003	12,114.0	2,613.6	2,610.9	17,338.5	11.235	1,543.3
(-) First Quarter 2003	1,782.0	578.0	490.0	2,850.0	11.174	255.1
(+) First Quarter 2004	2,561.0	716.0	754.0	4,030.0	11.174	360.7
(=) Last Twelve Months 1Q04	12,893.0	2,751.6	2,874.9	**18,518.5**		**1,648.9**
FEMSA Cerveza						
Full Year 2003	3,586.5	1,174.6	1,696.5	6,457.6	11.235	574.8
(-) First Quarter 2003	434.4	299.6	387.7	1,121.7	11.174	100.4
(+) First Quarter 2004	570.8	282.6	429.8	1,283.2	11.174	114.8
(=) Last Twelve Months 1Q04	3,722.9	1,157.6	1,738.6	**6,619.1**		**589.2**

Source: FEMSA 4Q03 and 1Q04 Press Releases.

18

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2004	Fomento Económico Mexicano S.A. de C.V. By: /s/ Federico Reyes Name: Federico Reyes Title: Executive Vice President of Finance and Planning